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SEC FILE NUMBER
8-69743

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Securitize Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

78 SW 7th Street, Suite 500
(No. and Street)

Miami	FL	33130
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	212-668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Company, PC
(Name – if individual, state last, first, and middle name)

255 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

October 14, 2003	392
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Nikolson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Securitize Markets, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Joseph Nikolson

Title:

CEO/CCO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Securitize Markets, LLC

Statement of Financial Conditions

As of and for the Year Ended December 31, 2025

(With Reports of Independent Registered Public Accounting Firm Thereon)

Securitize Markets, LLC

As of and for the Year Ended December 31, 2025

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Securitize Markets, LLC:

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Securitize Markets, LLC (the "Company") as of December 31, 2025, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Wolf & Company, P.C.

Boston, Massachusetts
March 30, 2026

Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash and cash equivalents	$ 4,094,362
Accounts receivable	335,925
Prepaid expenses and deposits	100,154
Receivable from broker	212,542
Securities owned, at fair value $175,733	175,733
TOTAL ASSETS	**$ 4,918,716**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 94,302
TOTAL LIABILITIES	94,302
Member's Equity	4,824,414
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 4,918,716**

The accompanying notes are an integral part of these Financial Statement.

Notes to Financial Statement
As of December 31, 2025

1. Organization and Nature of Business

Securitize Markets, LLC (the "Company") was incorporated in the state of Delaware on December 10, 2015 as Orchard Marketplace, LLC which name was subsequently changed to Orchard Platform Markets, LLC and then Distributed Technology Markets, LLC. On November 16, 2020 the Company and a sister company, Velocity Platform, LLC were purchased by Securitize, Inc. Pursuant to the transaction, the Company became a wholly owned single member LLC subsidiary of Securitize, Inc. (the "Parent") and changed its name to Securitize Markets, LLC.

On September 28, 2016, the Company became registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company has been approved by FINRA to engage in private placement of securities including those in digital form, broker whole loans and loan portfolios, refer prospective customers to unaffiliated broker-dealers in return for a finder's fee or percentage of commission generated, and operate an alternative trading system ("ATS") for secondary transactions in securities, including those in digital form.

2. Summary of Significant Accounting Policies

Basis of Accounting
These Financial Statement were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Going Concern Consideration
To date the Company has experienced operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain. Support has been provided by the Parent, who has stated to the Company that this support will continue for the foreseeable future. Having considered the above and having made due inquiries, management of the Company continues using the going concern basis in preparing the Financial Statement which assumes that the Company will continue in operation for the foreseeable future.

Notes to Financial Statement
As of December 31, 2025

Revenue Recognition

Revenue from Contracts with Customers

Revenue from contracts with customers includes fees earned for placement services pursuant to the terms of individual Placement agreements with issuers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

ATS commissions

The Company operates an ATS providing a platform for its subscribers to buy and sell digital securities. Every subscriber has equal and fair access to the platform, its features and price. The Company charges commissions for its ATS transactions. The Company earns a commission at the time the trade is executed. The Company believes the performance obligation for commissions earned from the ATS is satisfied at the time the trade is executed.

Placement fees

The Company is contracted to be a placement agent in connection with the private placement of securities. Fee terms for placement fees are stated in the Private Placement Agreement entered into with the Issuer. The Company records placement revenues at the point in time when the closing of the private placement occurs and the services for the transactions are completed under the terms of each engagement.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Notes to Financial Statement
As of December 31, 2025

Allowance for Credit Losses

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the current expected credit loss ("CECL") methodology. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables are not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards, at which point the Company individually evaluates receivables and records an associated reserve. For the year ending December 31, 2025, the company recorded an allowance for credit losses in the amount of $97,671, which is fully reserved for amount outstanding and considered unsecured receivables.

Cash and cash equivalents

All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

The Company holds tokenized shares of the BlackRock USD Institutional Digital Liquidity Fund ("BUIDL"). Each tokenized share represents an ownership interest in the underlying fund. BUIDL invests exclusively in cash, U.S. treasury obligations with maturities of three months or less, and repurchase agreements secured by such obligations, and is required to maintain a weighted average maturity of 90 days or less. The shares are redeemable at net asset value, which is $1.00 per share, and are readily convertible to cash.

Based on the nature of the underlying investments, liquidity characteristics, and redemption mechanics, the Company classifies its investment in BUIDL as a cash equivalent.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes. Management confirms that no election was made as of the date of the Financial Statement for the Company to be taxed as a corporation. The Parent is taxed as a partnership and files a consolidated tax return.

Notes to Financial Statement
As of December 31, 2025

Income Taxes (cont.)

The Company is a single member limited liability company and accordingly, no provision has been made in the accompanying financial statement for any federal, state, or city income taxes. The Company's sole member is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. Based on an analysis of the operations of the Broker Dealer there was no UBT tax provision required.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's tax preparers reviewed the Company's tax position and the results from operations and as a result of this review, the Company has determined there were no uncertain tax positions.

3. Transaction with Related Parties

In March 2020, the Company entered into an Expense Sharing Agreement ("ESA") with its Parent whereby the Parent is to provide payroll, office and administrative services to the Company. The ESA shall remain in force until such time as either Party provides notice to the other that such Party wished to terminate the agreement. There is no balance due to Due to Parent of on the accompanying Statement of Financial Condition. The settlement of this balance is at management discretion.

For the year ended December 31, 2025, the Company recorded $1,429,793 in capital contributions representing forgiveness of the intercompany payable to the Parent and cash contributions of $3,550,000.

4. Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Notes to Financial Statement
As of December 31, 2025

4. Fair Value (cont.)

The fair value hierarchy is categorized into three levels based on inputs as follow:

Level 1) Valuations based on unadjusted quoted priced in active markets for identical investments.

Level 2) Valuations based on (a) quoted prices in markets that are not active; (b) quoted prices for similar investments in active markets; (c) inputs other than quoted prices that are observable or inputs derived from or corroborated by observable market data correlation or otherwise.

Level 3) Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristic's particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the management in determining fair value is greatest for instruments categorized in Level 3.

The fair value of the Company's assets and liabilities which qualify as financial instruments in accordance with US GAAP approximate the carrying amounts presented in the Statement of Financial Condition, due to their short term nature.

Assets	Level 1	Level 2	Level 3	Total
Securities, at fair value				-
Common Stock	169,293			169,293
Preferred Stock	6,440			6,440
Total Securities, at fair value	175,733	-	-	175,733

The aggregate cost of securities was $187,308 at December 31, 2025. Unrealized loss on securities for the year ended December 31, 2025, was $11,575. There was no realized gain or loss.

5. Concentrations

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

During the year ended December 31, 2025, one customer accounted for 82% of revenue.

Notes to Financial Statement
As of December 31, 2025

6. Net capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain a minimum net capital, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2025, the Company had regulatory net capital of $1,346,729 which was $1,096,729 above the required net capital of $250,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.07 to 1 at December 31, 2025.

7. Commitments and Contingencies

As of December 31, 2025, there were no claims or lawsuits brought by or against the Company.

8. Guarantees

Financial Accounting Standards Board ("FASB") ASC "Accounting Standard Certification" 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2025 or during the year then ended.

9. Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of placement and advisory fees. As described in FASB ASU" Accounting Standard Update"2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses presented on a basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the statement of financial condition as total assets. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single segment's business.

Notes to Financial Statement
As of December 31, 2025

10. Subsequent Events

Management of the Company evaluated and noted no subsequent events or transactions that occurred from January 1, 2026 through the date these Financial Statement were issued, that would require recognition or disclosure in the Financial Statement.